FINANCIAL SUMMARY

FY2026

(April 1, 2025 through March 31, 2026)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2026 Consolidated Financial Results

(Consolidated financial information has been prepared in accordance with IFRS Accounting Standards)

English translation from the original Japanese-language document

May 8, 2026

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Yoichi Miyazaki, Executive Vice President
Contact person	:	Katsuhiro Mori, General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 17, 2026
Payment date of cash dividends	:	May 26, 2026
Filing date of financial statements	:	June 10, 2026
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2026 (April 1,2025 through March 31, 2026)

(1)	Consolidated financial results

	(% of change from previous year)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2026	50,684,952	5.5	3,766,216	-21.5	5,152,996	-19.7	3,985,761	-16.8	3,848,098	-19.2	5,515,705	36.4
FY2025	48,036,704	6.5	4,795,586	-10.4	6,414,590	-7.9	4,789,755	-5.6	4,765,086	-3.6	4,043,724	-43.7

	Earnings per share attributable to Toyota Motor Corporation - Basic	Earnings per share attributable to Toyota Motor Corporation - Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to sales revenues
	Yen	Yen	%	%	%
FY2026	295.25	295.25	10.1	5.2	7.4
FY2025	359.56	359.56	13.6	7.0	10.0

(Reference) Share of profit (loss) of investments accounted for using the equity method FY2026 552,742 million yen, FY2025 591,219 million yen

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2026	105,522,331	41,020,068	39,918,854	37.8	3,062.82
FY2025	93,601,350	36,878,913	35,924,826	38.4	2,753.09

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2026	5,472,920	(1,520,307)	(536,659)	12,659,622
FY2025	3,696,934	(4,189,736)	197,236	8,982,404

2.	Cash Dividends

	Annual cash dividends per common share					Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
FY2025	—	40.00	—	50.00	90.00	1,178,437	25.0	3.4
FY2026	—	45.00	—	50.00	95.00	1,238,224	32.1	3.3
FY2027 (forecast)	—	50.00	—	50.00	100.00		39.8

3.	Forecast of Consolidated Results for FY2027 (April 1, 2026 through March 31, 2027)

	(% of change from FY2026)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation - Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	51,000,000	0.6	3,000,000	-20.3	4,230,000	-17.9	3,000,000	-22.0	251.25

Notes

(1)	Significant changes in the scope of consolidation during the period: none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS Accounting Standards: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock) :
FY2026 15,794,987,460 shares, FY2025 15,794,987,460 shares

(ii)	Number of treasury stock at the end of each fiscal year:
FY2026 2,761,602,986 shares, FY2025 2,746,057,686 shares

(iii)	Average number of shares issued and outstanding in each fiscal year:
FY2026 13,033,273,748 shares, FY2025 13,252,455,897 shares

(Note)

Toyota Motor Corporation has adopted a share-based compensation plan using a Stock-Granting Employee Stock Ownership Plan (ESOP) Trust. Toyota Motor Corporation shares held by the Trust are included in both the number of shares of treasury stock at the end of the fiscal period, as well as the shares of treasury stock to be deducted when calculating the average number of shares during the period.

(Reference)Overview of the Unconsolidated Financial Results

FY2026 Unconsolidated Financial Results

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

English translation from the original Japanese-language document

1. Unconsolidated Results for FY2026 (April 1, 2025 through March 31, 2026)

(1)	Unconsolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2026	18,259,979	-0.1	1,805,389	-39.1	4,197,319	-7.5	3,392,326	-11.8
FY2025	18,277,671	4.0	2,966,857	-4.1	4,538,037	-18.7	3,845,213	-12.6

	Net income per common share - Basic	Net income per common share - Diluted
	Yen	Yen
FY2026	260.28	260.28
FY2025	290.15	290.15

(2)	Unconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per common share
	Million yen	Million yen	%	Yen
FY2026	31,656,325	23,664,924	74.8	1,815.72
FY2025	29,046,699	21,504,804	74.0	1,648.01

(Reference)Equity at the end of FY2026: 23,664,924 million yen, Equity at the end of FY2025: 21,504,804 million yen

These consolidated financial results are not subject to certified public accountant’s or audit firm’s audit.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect the plans and expectations of Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. With regard to Toyota’s decisions and assumptions for the forecast, please refer to “ Financial Results and Position 3. Forecast of Consolidated Financial Results for FY2027” on page 5 of the materials accompanying this report. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The negative impact of U.S. tariffs on consolidated operating income for FY2026 was 1,380.0 billion yen.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

Supplemental Material for Financial Results for FY2026

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

Financial Results and Position

1. Consolidated Financial Results for FY2026

Financial Results

Under the task of “make ever-better cars,” Toyota has worked on “product-centered and region-centered management” for many years, and through this approach, we have built a full product lineup and a global business foundation. Leveraging these foundations, during FY2026, we continued strengthening the “work foundation,” beginning with ensuring safety and quality, while striving to deliver better cars to customers around the world.In addition, in order to fulfill our mission of “producing happiness for all” through the offering of a diverse range of mobility options, we have advanced various technological developments and infrastructure-building initiatives aimed at transforming into a mobility company, under the Toyota Mobility Concept.

Under these conditions, global consolidated vehicle unit sales increased by 232 thousand units, or 2.5%, to 9,595 thousand units in FY2026 compared with FY2025. Vehicle unit sales in Japan increased by 91 thousand units, or 4.6%, to 2,082 thousand units in FY2026 compared with FY2025. Overseas vehicle unit sales increased by 142 thousand units, or 1.9%, to 7,513 thousand units in FY2026 compared with FY2025.

The results of operations for FY2026 were as follows:

Sales revenues	50,684.9 billion yen	(an increase of 2,648.2 billion yen or 5.5% compared with FY2025)

Operating income	3,766.2 billion yen	(a decrease of 1,029.3 billion yen or 21.5% compared with FY2025)

Income before income taxes	5,152.9 billion yen	(a decrease of 1,261.5 billion yen or 19.7% compared with FY2025)

Net income attributable to Toyota Motor Corporation	3,848.0 billion yen	(a decrease of 916.9 billion yen or 19.2% compared with FY2025)

The changes in operating income were as follows:

Marketing efforts	an increase of 710.0 billion yen

Effects of changes in exchange rates	a decrease of 195.0 billion yen

Cost reduction efforts	a decrease of 120.0 billion yen

Increase or decrease in expenses and expense reduction efforts	a decrease of 2,030.0 billion yen

Other	an increase of 605.7 billion yen

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

Segment Operating Results

(1) Automotive:

Sales revenues for the automotive operations segment increased by 2,217.8 billion yen, or 5.1%, to 45,417.7 billion yen in FY2026 compared with FY2025. However, operating income decreased by 1,163.2 billion yen, or 29.5%, to 2,777.0 billion yen in FY2026 compared with FY2025. The decrease in operating income was mainly due to the increase in expenses and others.

(2) Financial services:

Sales revenues for the financial services operations segment increased by 375.9 billion yen, or 8.4%, to 4,857.1 billion yen in FY2026 compared with FY2025, and operating income increased by 168.2 billion yen, or 24.6%, to 851.7 billion yen in FY2026 compared with FY2025. The increase in operating income was mainly due to increase in valuation gains on interest rate swaps in sales finance subsidiaries in the United States.

(3) All other:

Sales revenues for all other businesses increased by 204.2 billion yen, or 14.1%, to 1,651.4 billion yen in FY2026 compared with FY2025. However, operating income decreased by 49.1 billion yen, or 27.1%, to 132.0 billion yen in FY2026 compared with FY2025.

Geographic Information

(1) Japan:

Sales revenues in Japan increased by 215.0 billion yen, or 1.0%, to 22,074.1 billion yen in FY2026 compared with FY2025. However, operating income decreased by 830.0 billion yen, or 26.3%, to 2,321.0 billion yen in FY2026 compared with FY2025. The decrease in operating income was mainly due to the increase in expenses and others.

(2) North America:

Sales revenues in North America increased by 1,779.3 billion yen, or 9.2%, to 21,079.6 billion yen in FY2026 compared with FY2025. However, operating income decreased by 301.3 billion yen to an operating loss of 192.5 billion yen in FY2026 compared with FY2025. The decrease in operating income was mainly due to the increase in expenses and others.

(3) Europe:

Sales revenues in Europe increased by 387.7 billion yen, or 6.1%, to 6,701.1 billion yen in FY2026 compared with FY2025. However, operating income decreased by 57.8 billion yen, or 13.9%, to 357.7 billion yen in FY2026 compared with FY2025. The decrease in operating income was mainly due to the effects of changes in exchange rates.

(4) Asia:

Sales revenues in Asia increased by 283.3 billion yen, or 3.2%, to 9,271.3 billion yen in FY2026 compared with FY2025. However, operating income decreased by 26.6 billion yen, or 3.0%, to 869.8 billion yen in FY2026 compared with FY2025. The decrease in operating income was mainly due to the effects of changes in exchange rates.

(5) Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by 237.7 billion yen, or 5.3%, to 4,758.9 billion yen in FY2026 compared with FY2025, and operating income increased by 76.3 billion yen, or 30.2%, to 328.9 billion yen in FY2026 compared with FY2025. The increase in operating income was mainly due to marketing efforts.

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

2. Consolidated Financial Position for FY2026

Financial Position

The financial position for FY2026 was as follows:

Total assets increased by 11,920.9 billion yen, or 12.7%, to 105,522.3 billion yen at the end of FY2026 compared with the end of FY2025. Liabilities increased by 7,779.8 billion yen, or 13.7%, to 64,502.2 billion yen at the end of FY2026 compared with the end of FY2025. Shareholders’ equity increased by 4,141.1 billion yen, or 11.2%, to 41,020.0 billion yen at the end of FY2026 compared with the end of FY2025.

Overview of Cash Flow

Cash and cash equivalents increased by 3,677.2 billion yen, or 40.9%, to 12,659.6 billion yen at the end of FY2026 compared with the end of FY2025.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash of 5,472.9 billion yen in FY2026. Net cash provided by operating activities increased by 1,775.9 billion yen from 3,696.9 billion yen in FY2025.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash of 1,520.3 billion yen in FY2026, compared with net cash used in investing activities of 4,189.7 billion yen in FY2025, representing a 2,669.4 billion yen change.

Cash flows from financing activities

Net cash flows from financing activities resulted in a decrease in cash of 536.6 billion yen in FY2026. Net cash flows from financing activities changed by a decrease of 733.8 billion yen compared with an increase of 197.2 billion yen in FY2025.

The consolidated cash flows by segment for FY2026 are as follows:

Non-financial services

Net cash provided by operating activities was 5,479.3 billion yen, net cash provided by investing activities was 14.9 billion yen and net cash used in financing activities was 1,760.5 billion yen.

Financial services

Net cash used in operating activities was 33.7 billion yen, net cash used in investing activities was 1,478.3 billion yen and net cash provided by financing activities was 1,194.2 billion yen.

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

3. Forecast of Consolidated Financial Results for FY2027

In 2024 and 2025, we faced certification issues and a lack of capacity head-on and reinforced our operational foundations. As a result, we have rigorously enhanced safety and quality and secured additional capacity, which has stabilized production. On the other hand, we have recently seen a significant rise in our break-even volume due to a combination of increases in investments in human resources and future-oriented investments and the impact of U.S. tariffs.

Therefore, we have begun Companywide measures. First, we will increase earnings by reforming fixed costs, achieving cost improvements, and initiating sales initiatives in all regions, groups, and in-house companies. Additionally, to boost productivity even further, we will encourage employees to reexamine their ways of working and pursue efficient, value-added work.

Under these circumstances, the current forecast of consolidated financial results for the fiscal year ending March 31, 2027 is set forth below. This forecast assumes average exchange rates through the fiscal year of 150 yen per US$1 and 180 yen per 1 euro.

Forecast of consolidated results for FY2027

Sales revenues	51,000.0 billion yen	(an increase of 0.6% compared with FY2026)

Operating income	3,000.0 billion yen	(a decrease of 20.3% compared with FY2026)

Income before income taxes	4,230.0 billion yen	(a decrease of 17.9% compared with FY2026)

Net income attributable to Toyota Motor Corporation	3,000.0 billion yen	(a decrease of 22.0% compared with FY2026)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

Basic Concept Regarding the Selection of Accounting Standards

Toyota has adopted IFRS for its consolidated financial statements in order to improve the international comparability of its financial information in the capital markets, among other reasons, beginning with the first quarter of the fiscal year ended March 31, 2021.

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

Unaudited Consolidated Financial Statements

1. Unaudited Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2025	March 31, 2026
Assets
Current assets
Cash and cash equivalents	8,982,404	12,659,622
Trade accounts and other receivables	3,679,722	3,795,986
Receivables related to financial services	11,453,249	13,478,474
Other financial assets	6,935,759	3,982,445
Inventories	4,598,232	5,134,996
Income tax receivable	216,528	235,425
Other current assets	1,212,783	1,520,330

Subtotal	37,078,676	40,807,277

Assets held for sale	—	2,016,804

Total current assets	37,078,676	42,824,081

Non-current assets
Investments accounted for using the equity method	5,798,051	5,342,548
Receivables related to financial services	22,171,786	25,488,182
Other financial assets	9,882,841	11,135,799
Property, plant and equipment
Land	1,428,122	1,351,625
Buildings	6,170,063	6,284,907
Machinery and equipment	16,621,243	17,509,377
Vehicles and equipment on operating leases	8,051,945	9,705,647
Construction in progress	1,596,145	1,719,808

Total property, plant and equipment, at cost	33,867,518	36,571,364

Less - Accumulated depreciation and impairment losses	(18,533,826)	(19,504,000)

Total property, plant and equipment, net	15,333,693	17,067,365

Right of use assets	583,068	901,232
Intangible assets	1,363,266	1,392,755
Deferred tax assets	517,869	555,596
Other non-current assets	872,101	814,773

Total non-current assets	56,522,674	62,698,250

Total assets	93,601,350	105,522,331

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

	Yen in millions
	March 31, 2025	March 31, 2026
Liabilities
Current liabilities
Trade accounts and other payables	5,527,347	5,856,945
Short-term and current portion of long-term debt	15,829,516	17,581,104
Accrued expenses	1,827,933	2,112,571
Other financial liabilities	1,869,117	2,384,008
Income taxes payable	505,500	711,675
Liabilities for quality assurance	1,965,748	2,097,943
Provisions	413,352	431,191
Other current liabilities	1,495,707	1,735,034

Subtotal	29,434,220	32,910,472

Liabilities directly associated with assets held for sale	—	694,547

Total current liabilities	29,434,220	33,605,019

Non-current liabilities
Long-term debt	22,963,363	25,624,365
Other financial liabilities	435,594	1,157,413
Retirement benefit liabilities	1,019,568	1,022,483
Deferred tax liabilities	1,659,433	1,584,505
Provisions	301,103	498,463
Other non-current liabilities	909,156	1,010,015

Total non-current liabilities	27,288,217	30,897,244

Total liabilities	56,722,437	64,502,263

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	492,368	456,742
Retained earnings	35,841,218	38,709,858
Other components of equity	3,610,133	4,544,019
Other comprehensive income associated with assets held for sale	—	266,596
Treasury stock	(4,415,943)	(4,455,410)

Total Toyota Motor Corporation shareholders’ equity	35,924,826	39,918,854

Non-controlling interests	954,088	1,101,214

Total shareholders’ equity	36,878,913	41,020,068

Total liabilities and shareholders’ equity	93,601,350	105,522,331

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

2. Unaudited Consolidated Statement of Income and Unaudited Consolidated Statement of Comprehensive Income

 Unaudited Consolidated Statement of Income

	Yen in millions
	For the year ended March 31, 2025	For the year ended March 31, 2026
Sales revenues
Sales of products	43,598,877	45,865,949
Financial services	4,437,827	4,819,003

Total sales revenues	48,036,704	50,684,952

Costs and expenses
Cost of products sold	35,510,157	39,141,418
Cost of financial services	2,948,509	3,079,794
Selling, general and administrative	4,782,452	4,697,524

Total costs and expenses	43,241,118	46,918,736

Operating income	4,795,586	3,766,216

Share of profit (loss) of investments accounted for using the equity method	591,219	552,742
Other finance income	556,700	594,243
Other finance costs	(190,711)	(86,746)
Foreign exchange gain (loss), net	705,292	400,780
Other income (loss), net	(43,497)	(74,239)

Income before income taxes	6,414,590	5,152,996

Income tax expense	1,624,835	1,167,234

Net income	4,789,755	3,985,761

Net income attributable to
Toyota Motor Corporation	4,765,086	3,848,098
Non-controlling interests	24,670	137,664

Net income	4,789,755	3,985,761

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	359.56	295.25

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

Unaudited Consolidated Statement of Comprehensive Income

	Yen in millions
	For the year ended March 31, 2025	For the year ended March 31, 2026
Net income	4,789,755	3,985,761
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	102,129	351,684
Remeasurements of defined benefit plans	(109,598)	101,352
Share of other comprehensive income of equity method investees	(63,213)	22,331

Total of items that will not be reclassified to profit (loss)	(70,682)	475,366

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	(827,848)	946,309
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	31,158	(53,181)
Share of other comprehensive income of equity method investees	121,340	161,450

Total of items that may be reclassified subsequently to profit (loss)	(675,349)	1,054,578

Total other comprehensive income, net of tax	(746,031)	1,529,944

Comprehensive income	4,043,724	5,515,705

Comprehensive income for the period attributable to
Toyota Motor Corporation	4,011,822	5,308,095
Non-controlling interests	31,903	207,610

Comprehensive income	4,043,724	5,515,705

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

3. Unaudited Consolidated Statement of Changes in Equity

For the year ended March 31, 2025

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2024	397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

Comprehensive income
Net income	—	—	4,765,086	—	—	4,765,086	24,670	4,789,755
Other comprehensive income, net of tax	—	—	—	(753,264)	—	(753,264)	7,233	(746,031)

Total comprehensive income	—	—	4,765,086	(753,264)	—	4,011,822	31,903	4,043,724

Transactions with owners and other
Dividends paid	—	—	(1,132,329)	—	—	(1,132,329)	(127,232)	(1,259,560)
Repurchase of treasury stock	—	—	—	—	(1,179,043)	(1,179,043)	—	(1,179,043)
Reissuance of treasury stock	—	1,356	—	—	866	2,222	—	2,222
Retirement of treasury stock	—	(1,953)	(727,264)	—	729,217	—	—	—
Equity transactions and other	—	1,163	—	—	—	1,163	31,069	32,232

Total transactions with owners and other	—	567	(1,859,593)	—	(448,961)	(2,307,987)	(96,162)	(2,404,149)

Reclassification to retained earnings	—	—	140,359	(140,359)	—	—	—	—

Balances at March 31, 2025	397,050	492,368	35,841,218	3,610,133	(4,415,943)	35,924,826	954,088	36,878,913

For the year ended March 31, 2026

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Other comprehen- sive income associated with assets held for sale	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2025	397,050	492,368	35,841,218	3,610,133	—	(4,415,943)	35,924,826	954,088	36,878,913

Comprehensive income
Net income	—	—	3,848,098	—	—	—	3,848,098	137,664	3,985,761
Other comprehensive income, net of tax	—	—	—	1,459,998	—	—	1,459,998	69,946	1,529,944

Total comprehensive income	—	—	3,848,098	1,459,998	—	—	5,308,095	207,610	5,515,705

Transactions with owners and other
Dividends paid	—	—	(1,238,974)	—	—	—	(1,238,974)	(125,416)	(1,364,389)
Repurchase of treasury stock	—	—	—	—	—	(39,975)	(39,975)	—	(39,975)
Reissuance of treasury stock	—	1,358	—	—	—	508	1,866	—	1,866
Retirement of treasury stock	—	—	—	—	—	—	—	—	—
Equity transactions and other	—	(36,984)	—	—	—	—	(36,984)	64,932	27,948

Total transactions with owners and other	—	(35,626)	(1,238,974)	—	—	(39,467)	(1,314,067)	(60,483)	(1,374,550)

Reclassification to retained earnings	—	—	259,516	(259,516)	—	—	—	—	—

Transfer to other comprehensive income associated with assets held for sale	—	—	—	(266,596)	266,596	—	—	—	—

Balances at March 31, 2026	397,050	456,742	38,709,858	4,544,019	266,596	(4,455,410)	39,918,854	1,101,214	41,020,068

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

4. Unaudited Consolidated Statement of Cash Flows

	Yen in millions
	For the year ended March 31, 2025	For the year ended March 31, 2026
Cash flows from operating activities
Net income	4,789,755	3,985,761
Depreciation and amortization	2,251,233	2,392,519
Interest income and interest costs related to financial services, net	(747,742)	(809,088)
Share of profit (loss) of investments accounted for using the equity method	(591,219)	(552,742)
Income tax expense	1,624,835	1,167,234
Changes in operating assets and liabilities, and other	(2,815,549)	(976,558)
(Increase) decrease in trade accounts and other receivables	55,139	(539,370)
(Increase) decrease in receivables related to financial services	(2,389,665)	(2,017,214)
(Increase) decrease in inventories	(70,654)	(468,883)
(Increase) decrease in other current assets	(462,114)	(175,944)
Increase (decrease) in trade accounts and other payables	362,924	378,798
Increase (decrease) in other current liabilities	659,088	1,477,356
Increase (decrease) in retirement benefit liabilities	17,377	153,351
Other, net	(987,645)	215,348
Interest received	2,672,724	2,760,711
Dividends received	623,295	430,774
Interest paid	(1,609,083)	(1,685,013)
Income taxes paid, net of refunds	(2,501,315)	(1,240,680)

Net cash provided by (used in) operating activities	3,696,934	5,472,920

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,906,811)	(2,148,192)
Additions to equipment leased to others	(2,996,920)	(2,766,352)
Proceeds from sales of fixed assets excluding equipment leased to others	70,821	31,242
Proceeds from sales of equipment leased to others	1,707,899	1,355,605
Additions to intangible assets	(354,196)	(378,804)
Additions to public and corporate bonds and stocks	(3,965,550)	(4,290,671)
Proceeds from sales of public and corporate bonds and stocks	1,035,922	739,503
Proceeds upon maturity of public and corporate bonds	2,713,649	4,778,059
Other, net	(494,551)	1,159,304

Net cash provided by (used in) investing activities	(4,189,736)	(1,520,307)

Cash flows from financing activities
Increase (decrease) in short-term debt	75,675	(90,691)
Proceeds from long-term debt	13,381,581	12,880,225
Payments of long-term debt	(10,872,262)	(11,956,541)
Dividends paid to Toyota Motor Corporation common shareholders	(1,132,329)	(1,238,974)
Dividends paid to non-controlling interests	(127,232)	(125,416)
Reissuance (repurchase) of treasury stock	(1,179,043)	(39,975)
Other, net	50,845	34,712

Net cash provided by (used in) financing activities	197,236	(536,659)

Effect of exchange rate changes on cash and cash equivalents	(134,089)	377,197

Net increase (decrease) in cash and cash equivalents	(429,656)	3,793,150

Cash and cash equivalents at beginning of year	9,412,060	8,982,404

Net increase (decrease) in cash and cash equivalents resulting from transfer to assets held for sale	—	(115,932)

Cash and cash equivalents at end of year	8,982,404	12,659,622

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

5. Notes to Unaudited Consolidated Financial Statements

(1) Going Concern Assumption

None

(2) Segment Information

(i) Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

(ii) Segment Information

As of and for the year ended March 31, 2025

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	42,996,299	4,437,827	602,578	—	48,036,704
Inter-segment revenues and transfers	203,566	43,353	844,536	(1,091,455)	—

Total	43,199,865	4,481,180	1,447,114	(1,091,455)	48,036,704
Operating expenses	39,259,587	3,797,661	1,265,920	(1,082,050)	43,241,118

Operating income	3,940,278	683,519	181,194	(9,405)	4,795,586

Total assets	30,117,987	46,770,786	2,884,421	13,828,157	93,601,350
Investments accounted for using the equity method	5,201,784	112,640	309,121	174,505	5,798,051
Depreciation and amortization	1,378,107	838,167	34,958	—	2,251,233
Capital expenditures	2,193,872	3,687,890	100,941	8,565	5,991,268

As of and for the year ended March 31, 2026

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	45,201,924	4,819,003	664,026	—	50,684,952
Inter-segment revenues and transfers	215,779	38,112	987,387	(1,241,278)	—

Total	45,417,703	4,857,115	1,651,412	(1,241,278)	50,684,952
Operating expenses	42,640,654	4,005,394	1,519,333	(1,246,644)	46,918,736

Operating income	2,777,049	851,722	132,079	5,366	3,766,216

Total assets	33,182,372	53,741,709	4,066,133	14,532,118	105,522,331
Investments accounted for using the equity method	4,763,577	124,393	304,242	150,336	5,342,548
Depreciation and amortization	1,417,242	920,432	54,846	—	2,392,519
Capital expenditures	2,453,641	3,511,937	64,749	29,452	6,059,779

Accounting policies applied by each segment is in conformity with those of Toyota’s consolidated financial statements.

Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2025 and March 31, 2026 are 15,643,613 million yen and 16,571,156 million yen, respectively.

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

(iii) Consolidated Financial Statements on Non-Financial Services Businesses and Financial Services Business

Consolidated Statement of Financial Position on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	March 31, 2025	March 31, 2026
Assets
(Non-Financial Services Businesses)
Current assets
Cash and cash equivalents	6,090,957	9,885,097
Trade accounts and other receivable	3,689,021	3,835,922
Other financial assets	6,198,376	3,211,041
Inventories	4,588,755	5,120,950
Other current assets	1,034,507	1,288,955
Assets held for sale	—	2,016,804

Total current assets	21,601,616	25,358,768

Non-current assets
Property, plant and equipment, net	9,134,857	9,584,748
Other	17,556,285	18,451,708

Total non-current assets	26,691,142	28,036,455

Total assets	48,292,758	53,395,223

(Financial Services Business)
Current assets
Cash and cash equivalents	2,891,447	2,774,524
Trade accounts and other receivable	410,958	454,168
Receivables related to financial services	11,453,249	13,483,501
Other financial assets	1,443,042	1,544,390
Other current assets	414,216	489,695

Total current assets	16,612,912	18,746,278

Non-current assets
Receivables related to financial services	22,171,786	25,494,405
Property, plant and equipment, net	6,198,838	7,482,619
Other	1,787,250	2,018,407

Total non-current assets	30,157,874	34,995,431

Total assets	46,770,786	53,741,709

(Elimination)
Elimination of assets	(1,462,194)	(1,614,601)
(Consolidated)

Total assets	93,601,350	105,522,331

Note: Assets in non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

	Yen in millions
	March 31, 2025	March 31, 2026
Liabilities
(Non-Financial Services Businesses)
Current liabilities
Trade accounts and other payables	5,195,204	5,492,355
Short-term and current portion of long-term debt	1,188,430	976,235
Accrued expenses	1,729,279	2,014,207
Income taxes payable	454,252	654,751
Other current liabilities	3,495,075	3,844,179
Liabilities directly associated with assets held for sale	—	694,547

Total current liabilities	12,062,240	13,676,274

Non-current liabilities
Long-term debt	1,547,461	1,823,843
Retirement benefit liabilities	1,001,227	1,002,213
Other non-current liabilities	2,442,382	2,520,522

Total non-current liabilities	4,991,070	5,346,578

Total liabilities	17,053,309	19,022,852

(Financial Services Business)
Current liabilities
Trade accounts and other payables	674,347	777,916
Short-term and current portion of long-term debt	15,111,977	17,042,885
Accrued expenses	137,836	142,451
Income taxes payable	51,248	56,924
Other current liabilities	2,535,501	3,193,333

Total current liabilities	18,510,910	21,213,511

Non-current liabilities
Long-term debt	21,515,873	23,904,821
Retirement benefit liabilities	18,341	20,271
Other non-current liabilities	1,089,654	1,958,944

Total non-current liabilities	22,623,868	25,884,036

Total liabilities	41,134,778	47,097,547

(Elimination)
Elimination of liabilities	(1,465,650)	(1,618,136)
(Consolidated)

Total liabilities	56,722,437	64,502,263

Shareholders’ equity

(Consolidated) Total Toyota Motor Corporation shareholders’ equity	35,924,826	39,918,854

(Consolidated) Non-controlling interests	954,088	1,101,214

(Consolidated) Total shareholders’ equity	36,878,913	41,020,068

(Consolidated) Total liabilities and shareholders’ equity	93,601,350	105,522,331

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

Consolidated Statement of Income on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2025	For the year ended March 31, 2026
(Non-Financial Services Businesses)
Sales revenues	43,787,709	46,079,610
Cost of revenues	35,684,332	39,325,176
Selling, general and administrative	3,984,469	3,830,878

Operating income	4,118,908	2,923,556

Other income (loss), net	1,622,539	1,387,992

Income before income taxes	5,741,447	4,311,548

Income tax expense	1,446,627	935,124

Net income	4,294,820	3,376,424

Net income attributable to
Toyota Motor Corporation	4,281,231	3,245,638
Non-controlling interests	13,589	130,786

(Financial Services Business)
Sales revenues	4,481,180	4,857,115
Cost of revenues	2,960,227	3,101,062
Selling, general and administrative	837,435	904,331

Operating income	683,519	851,722

Other income (loss), net	(10,309)	5,672

Income before income taxes	673,210	857,393

Income tax expense	178,000	232,086

Net income	495,210	625,307
Net income attributable to
Toyota Motor Corporation	484,129	618,430
Non-controlling interests	11,081	6,878

(Elimination)
Elimination of net income	(274)	(15,970)
(Consolidated)

Net income	4,789,755	3,985,761

Net income attributable to
Toyota Motor Corporation	4,765,086	3,848,098
Non-controlling interests	24,670	137,664

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

Consolidated Statement of Cash Flows on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2025	For the year ended March 31, 2026
(Non-Financial Services Businesses)
Cash flows from operating activities
Net income	4,294,820	3,376,424
Depreciation and amortization	1,413,066	1,472,087
Share of profit (loss) of investments accounted for using the equity method	(579,619)	(542,072)
Income tax expense	1,446,627	935,124
Changes in operating assets and liabilities, and other	(370,839)	744,179
Interest received	363,304	318,422
Dividends received	617,644	424,816
Interest paid	(100,770)	(90,538)
Income taxes paid, net of refunds	(2,347,622)	(1,159,061)

Net cash provided by (used in) operating activities	4,736,610	5,479,380

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,878,342)	(2,119,162)
Additions to equipment leased to others	(24,855)	(33,176)
Proceeds from sales of fixed assets excluding equipment leased to others	68,266	28,647
Proceeds from sales of equipment leased to others	6,035	7,997
Additions to intangible assets	(341,131)	(365,834)
Additions to public and corporate bonds and stocks	(3,446,017)	(3,816,713)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	3,423,102	5,140,628
Other, net	(618,309)	1,172,580

Net cash provided by (used in) investing activities	(2,811,251)	14,967

Cash flows from financing activities
Increase (decrease) in short-term debt	(116,549)	3,307
Proceeds from long-term debt	162,735	540,117
Payments of long-term debt	(306,768)	(939,292)
Dividends paid to Toyota Motor Corporation common shareholders	(1,132,329)	(1,238,974)
Dividends paid to non-controlling interests	(122,565)	(120,431)
Reissuance (repurchase) of treasury stock	(1,179,043)	(39,975)
Other, net	55,560	34,712

Net cash provided by (used in) financing activities	(2,638,959)	(1,760,535)

Effect of exchange rate changes on cash and cash equivalents	(88,260)	176,261

Net increase (decrease) in cash and cash equivalents	(801,860)	3,910,073

Cash and cash equivalents at beginning of year	6,892,817	6,090,957

Net increase (decrease) in cash and cash equivalents resulting from transfer to assets held for sale	—	(115,932)

Cash and cash equivalents at end of year	6,090,957	9,885,097

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

	Yen in millions
	For the year ended March 31, 2025	For the year ended March 31, 2026
(Financial Services Business)
Cash flows from operating activities
Net income	495,210	625,307
Depreciation and amortization	838,167	920,432
Interest income and interest costs related to financial services, net	(769,800)	(833,480)
Share of profit (loss) of investments accounted for using the equity method	(11,600)	(10,669)
Income tax expense	178,000	232,086
Changes in operating assets and liabilities, and other	(2,405,422)	(1,739,575)
Interest received	2,332,296	2,468,460
Dividends received	5,651	5,958
Interest paid	(1,531,190)	(1,620,645)
Income taxes paid, net of refunds	(153,692)	(81,619)

Net cash provided by (used in) operating activities	(1,022,379)	(33,745)

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(28,469)	(29,030)
Additions to equipment leased to others	(2,972,065)	(2,733,176)
Proceeds from sales of fixed assets excluding equipment leased to others	2,555	2,595
Proceeds from sales of equipment leased to others	1,701,864	1,347,608
Additions to intangible assets	(13,064)	(12,970)
Additions to public and corporate bonds and stocks	(519,533)	(473,958)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	326,469	376,933
Other, net	89,633	43,662

Net cash provided by (used in) investing activities	(1,412,610)	(1,478,336)

Cash flows from financing activities
Increase (decrease) in short-term debt	229,903	(121,594)
Proceeds from long-term debt	13,251,352	12,408,438
Payments of long-term debt	(10,618,851)	(11,087,637)
Dividends paid to non-controlling interests	(4,667)	(4,985)
Other, net	(4,716)	(0)

Net cash provided by (used in) financing activities	2,853,022	1,194,223

Effect of exchange rate changes on cash and cash equivalents	(45,829)	200,936

Net increase (decrease) in cash and cash equivalents	372,203	(116,923)

Cash and cash equivalents at beginning of year	2,519,244	2,891,447

Net increase (decrease) in cash and cash equivalents resulting from transfer to assets held for sale	—	—

Cash and cash equivalents at end of year	2,891,447	2,774,524

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	(134,089)	377,197

Net increase (decrease) in cash and cash equivalents	(429,656)	3,793,150

Cash and cash equivalents at beginning of year	9,412,060	8,982,404

Net increase (decrease) in cash and cash equivalents resulting from transfer to assets held for sale	—	(115,932)

Cash and cash equivalents at end of year	8,982,404	12,659,622

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

(iv) Geographic Information

As of and for the year ended March 31, 2025

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	10,719,120	18,930,253	6,110,052	7,903,360	4,373,919	—	48,036,704
Inter-segment revenues and transfers	11,139,974	370,074	203,437	1,084,702	147,338	(12,945,525)	—

Total	21,859,094	19,300,327	6,313,489	8,988,062	4,521,257	(12,945,525)	48,036,704
Operating expenses	18,707,971	19,191,519	5,897,936	8,091,552	4,268,632	(12,916,492)	43,241,118

Operating income	3,151,123	108,808	415,553	896,510	252,626	(29,033)	4,795,586

Total assets	26,347,925	33,423,938	9,463,797	9,467,913	6,010,880	8,886,897	93,601,350
Non-current assets	6,246,879	7,887,494	1,589,830	1,225,158	754,669	—	17,704,029

As of and for the year ended March 31, 2026

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	10,985,614	20,661,490	6,464,911	7,966,455	4,606,482	—	50,684,952
Inter-segment revenues and transfers	11,088,528	418,175	236,280	1,304,921	152,511	(13,200,415)	—

Total	22,074,141	21,079,665	6,701,191	9,271,377	4,758,993	(13,200,415)	50,684,952
Operating expenses	19,753,103	21,272,219	6,343,449	8,401,551	4,430,028	(13,281,613)	46,918,736

Operating income	2,321,038	(192,554)	357,743	869,826	328,966	81,198	3,766,216

Total assets	29,239,490	37,597,059	11,189,436	10,770,025	7,154,855	9,571,466	105,522,331
Non-current assets	6,525,712	9,097,283	1,904,635	1,285,836	975,033	—	19,788,499

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Non-current assets do not include financial instruments, deferred tax assets, net defined benefit assets and rights arising under insurance contracts.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located.

Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2025 and March 31, 2026 are 15,643,613 million yen and 16,571,156 million yen, respectively.

(v) Sales revenues by location of external customers

	Yen in millions
	For the years ended March 31,
	2025	2026
Japan	7,723,171	7,942,616
North America	18,985,399	20,783,571
Europe	5,979,720	6,396,867
Asia	7,944,206	7,894,843
Other	7,404,208	7,667,056

Total	48,036,704	50,684,952

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

(3) Assets Held for Sale

(The business integration of Mitsubishi Fuso Truck and Bus Corporation and Hino Motors, Ltd.)

As of the effective date of the business integration between Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”) and Hino Motors, Ltd. (“Hino”) (April 1, 2026), Hino is no longer a consolidated subsidiary of Toyota. Consequently, the assets, liabilities, and related other comprehensive income of Hino and its consolidated subsidiaries have been reclassified as held for sale, and are presented at the end of the current consolidated fiscal year as assets held for sale, liabilities directly associated with assets held for sale, and other comprehensive income associated with assets held for sale. However, assets and liabilities related to Hino’s Hamura plant are not classified as held for sale because that plant will become a consolidated subsidiary of Toyota before the business integration in the next consolidated fiscal year as Toyota Motor Hamura, Inc..

(Review of capital relationship with Toyota Industries Corporation)

On March 24, 2026, Toyota Fudosan Co., Ltd. completed a tender offer for the shares of Toyota Industries Corporation (“Toyota Industries”). Because a squeeze-out procedure and the planned sale of the Toyota Industries shares held by Toyota are expected to be completed in the next consolidated fiscal year, Toyota has reclassified our holdings of Toyota Industries and related other comprehensive income as held for sale.

TOYOTA MOTOR CORPORATION FY2026 Financial Summary

(4) Earnings Per Share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Earnings per share attributable to Toyota Motor Corporation
For the year ended March 31, 2025
Net income attributable to Toyota Motor Corporation	4,765,086

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	4,765,086	13,252,456	359.56

For the year ended March 31, 2026
Net income attributable to Toyota Motor Corporation	3,848,098

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	3,848,098	13,033,274	295.25

The following table shows Toyota Motor Corporation shareholders’ equity per share. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equity in the consolidated statement of financial position by common shares issued and outstanding at the end of the year (excluding treasury stock).

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2025	35,924,826	13,048,930	2,753.09
As of March 31, 2026	39,918,854	13,033,384	3,062.82

“Diluted earnings per share attributable to Toyota Motor Corporation” equals “Basic earnings per share attributable to Toyota Motor Corporation” for the years ended March 31, 2025 and 2026, because there were no potential dilutive shares during such periods.

(5) Significant Subsequent Events

(The business integration of MFTBC and Hino)

On June 10, 2025,Toyota, Daimler Truck AG, MFTBC and Hino concluded a definitive agreement for the business integration of MFTBC and Hino.

Hino has been excluded from consolidated subsidiaries of Toyota as of the effective date of this business integration (April 1, 2026). Prior to the business integration in the following consolidated fiscal year, Hino’s Hamura Plant became a consolidated subsidiary of Toyota as Toyota Motor Hamura, Inc..

However, management is currently evaluating the impact of this business integration on Toyota’s consolidated financial statements.

Supplemental Material for Financial Results for FY2026 (Consolidated)

< IFRS >

	FY2025										FY2026										FY2027
	1Q (2024/4-6)		2Q (2024/7-9)		3Q (2024/10-12)		4Q (2025/1-3)		12 months (‘24/4-‘25/3)		1Q (2025/4-6)		2Q (2025/7-9)		3Q (2025/10-12)		4Q (2026/1-3)		12 months (‘25/4-‘26/3)		Forecast 12 months (‘26/4-‘27/3)
Vehicle Production (thousands of units)	2,186		2,217		2,312		2,334		9,049		2,301		2,321		2,362		2,309		9,293
(Japan) –including Daihatsu & Hino	901		991		1,052		1,056		4,000		994		1,013		1,076		1,065		4,149
[Daihatsu & Hino]	[141	]	[219	]	[205	]	[200	]	[764	]	[210	]	[211	]	[242	]	[243	]	[907	]
(Overseas) –including Daihatsu & Hino	1,285		1,226		1,260		1,278		5,049		1,306		1,308		1,286		1,243		5,144
[Daihatsu & Hino]	[106	]	[122	]	[122	]	[108	]	[458	]	[86	]	[101	]	[111	]	[105	]	[404	]
North America	523		445		467		522		1,958		557		524		511		458		2,050
Europe	215		181		206		208		811		197		185		217		216		815
Asia	434		466		455		434		1,790		423		466		459		455		1,802
Central and South America	87		100		101		83		370		101		97		66		78		342
Africa	26		33		31		31		120		30		37		33		36		135
Vehicle Sales (thousands of units)	2,252		2,304		2,444		2,362		9,362		2,411		2,372		2,519		2,293		9,595		9,600	(Note 1)
(Japan) –including Daihatsu & Hino	421		517		516		536		1,991		481		488		546		565		2,082		2,070
[Daihatsu & Hino]	[84	]	[136	]	[129	]	[136	]	[485	]	[130	]	[134	]	[148	]	[158	]	[570	]	[520	]
(Overseas) –including Daihatsu & Hino	1,830		1,787		1,929		1,826		7,372		1,930		1,883		1,972		1,728		7,513		7,530
[Daihatsu & Hino]	[61	]	[65	]	[60	]	[55	]	[240	]	[48	]	[48	]	[53	]	[54	]	[203	]	[130	]
North America	705		643		695		660		2,703		794		739		784		616		2,934		2,990
Europe	291		256		318		306		1,172		298		275		308		302		1,183		1,190
Asia	436		469		473		460		1,838		421		432		471		434		1,759		1,820
Central and South America	114		134		127		119		495		129		132		103		110		475		540
Oceania	82		71		80		77		309		78		76		73		61		289		300
Africa	49		56		60		58		224		60		77		69		68		275		280
Middle East	151		157		172		143		622		147		151		161		134		594		410
Other	2		2		2		2		8		2		1		1		1		5
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,636		2,737		2,922		2,715		11,011		2,829		2,814		2,964		2,677		11,283		11,180	(Note 1)

Supplemental 1

Supplemental Material for Financial Results for FY2026 (Consolidated)

< IFRS >

	FY2025					FY2026						FY2027
	1Q (2024/4-6)	2Q (2024/7-9)	3Q (2024/10-12)	4Q (2025/1-3)	12 months (‘24/4-‘25/3)	1Q (2025/4-6)	2Q (2025/7-9)	3Q (2025/10-12)	4Q (2026/1-3)	12 months (‘25/4-‘26/3)		Forecast 12 months (‘26/4-‘27/3)
Foreign Exchange Rates
Yen to US Dollar Rate	156	150	152	153	153	145	147	154	157	151		as premise: 150
Yen to Euro Rate	168	164	163	161	164	164	172	179	184	175		as premise: 180
Number of Employees	384,954	384,158	384,338	383,853	383,853	389,144	390,024	390,241	390,927	390,927	(Note 2)
Sales Revenues (billions of yen)	11,837.8	11,444.5	12,391.0	12,363.1	48,036.7	12,253.3	12,377.4	13,456.8	12,597.3	50,684.9		51,000.0
Geographic Information
Japan	5,224.0	5,317.3	5,764.8	5,552.7	21,859.0	5,210.7	5,302.5	5,812.3	5,748.4	22,074.1
North America	5,002.4	4,522.9	4,876.1	4,898.7	19,300.3	5,314.2	5,154.2	5,676.8	4,934.2	21,079.6
Europe	1,509.0	1,380.1	1,630.5	1,793.7	6,313.4	1,561.6	1,584.8	1,798.7	1,755.9	6,701.1
Asia	2,231.7	2,238.2	2,323.3	2,194.6	8,988.0	2,134.3	2,317.1	2,481.7	2,338.0	9,271.3
Other	1,053.8	1,066.6	1,235.0	1,165.7	4,521.2	1,127.4	1,199.7	1,161.3	1,270.4	4,758.9
Elimination	-3,183.2	-3,080.7	-3,438.8	-3,242.5	-12,945.5	-3,095.1	-3,181.1	-3,474.1	-3,449.9	-13,200.4
Business Segment
Automotive	10,759.7	10,332.4	11,249.0	10,858.6	43,199.8	11,039.6	11,060.8	12,072.7	11,244.4	45,417.7
Financial Services	1,005.3	1,037.6	1,022.9	1,415.2	4,481.1	1,136.1	1,194.2	1,257.0	1,269.7	4,857.1
All Other	315.6	337.6	393.0	400.7	1,447.1	342.8	392.9	432.3	483.2	1,651.4
Elimination	-242.8	-263.2	-273.8	-311.4	-1,091.4	-265.3	-270.6	-305.2	-400.0	-1,241.2
Operating Income (billions of yen)	1,308.4	1,155.7	1,215.2	1,116.0	4,795.5	1,166.1	839.5	1,191.0	569.4	3,766.2		3,000.0
(Operating Income Ratio) (%)	(11.1)	(10.1)	(9.8)	(9.0)	(10.0)	(9.5)	(6.8)	(8.9)	(4.5)	(7.4)		(5.9)
Geographic Information
Japan	881.2	641.1	814.6	814.0	3,151.1	645.0	472.1	679.3	524.5	2,321.0
North America	85.0	28.7	58.3	-63.3	108.8	-21.1	-46.7	162.8	-287.5	-192.5
Europe	124.6	91.2	157.1	42.4	415.5	96.9	103.7	123.9	33.0	357.7
Asia	245.9	244.4	194.8	211.2	896.5	215.7	228.5	190.7	234.7	869.8
Other	41.7	98.8	39.0	72.9	252.6	94.0	107.8	56.2	70.7	328.9
Elimination	-70.2	51.3	-48.8	38.7	-29.0	135.4	-26.0	-22.1	-6.1	81.1
Business Segment
Automotive	1,117.9	949.8	1,006.1	866.3	3,940.2	911.4	574.0	934.9	356.6	2,777.0
Financial Services	159.7	172.7	163.7	187.2	683.5	222.2	228.2	212.9	188.3	851.7
All Other	40.7	33.2	50.5	56.5	181.1	37.4	31.3	46.8	16.3	132.0
Elimination	-9.9	-0.1	-5.2	5.9	-9.4	-5.0	5.8	-3.7	8.1	5.3
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	164.9	99.3	190.4	136.4	591.2	141.0	131.5	165.2	114.8	552.7		590.0
Income before Income Taxes (billions of yen)	1,872.2	859.8	2,698.0	984.4	6,414.5	1,252.1	1,225.9	1,710.3	964.5	5,152.9		4,230.0
(Income before Income Taxes Ratio) (%)	(15.8)	(7.5)	(21.8)	(8.0)	(13.4)	(10.2)	(9.9)	(12.7)	(7.7)	(10.2)		(8.3)
Net Income Attributable toToyota Motor Corporation (billions of yen)	1,333.3	573.7	2,193.2	664.6	4,765.0	841.3	932.0	1,257.4	817.2	3,848.0		3,000.0
(Net Income Ratio) (%)	(11.3)	(5.0)	(17.7)	(5.4)	(9.9)	(6.9)	(7.5)	(9.3)	(6.5)	(7.6)		(5.9)
Dividends
Cash Dividends (billions of yen)	—	525.9	—	652.4	1,178.4	—	586.5	—	651.6	1,238.2	(Note 3)
Cash Dividends per Share (yen)	—	40	—	50	90	—	45	—	50	95		100
Payout Ratio (%)	—	28.1	—	22.8	25.0	—	33.0	—	31.4	32.1		39.8
Value of Shares Repurchased (billions of yen)[actual purchase]	18.9	884.4	142.2	133.2	1,179.0	39.9	—	—	—	39.9	(Note 4)
Value of Shares Repurchased (billions of yen)[based on resolution]	—	199.9	—	—	199.9	—	—	—	3,656.8	3,656.8	(Note 4) (Note 5)
Number of Outstanding Shares (thousands)	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987

Supplemental 2

Supplemental Material for Financial Results for FY2026 (Consolidated)

< IFRS >

	FY2025					FY2026						FY2027
	1Q (2024/4-6)	2Q (2024/7-9)	3Q (2024/10-12)	4Q (2025/1-3)	12 months (‘24/4-‘25/3)	1Q (2025/4-6)	2Q (2025/7-9)	3Q (2025/10-12)	4Q (2026/1-3)	12 months (‘25/4-‘26/3)		Forecast 12 months (‘26/4-‘27/3)
R&D Expenses (billions of yen)	304.6	334.9	336.8	350.0	1,326.4	355.8	354.4	372.9	439.5	1,522.8		1,600.0	(Note 6)
Depreciation Expenses (billions of yen)	352.3	335.4	335.3	337.4	1,360.5	327.5	344.3	360.6	386.3	1,418.9		1,600.0	(Note 7)
Geographic Information
Japan	148.6	141.8	143.9	150.1	584.5	143.5	155.5	164.2	179.0	642.4
North America	120.4	114.8	112.8	114.6	462.7	108.7	109.4	112.3	118.2	448.8
Europe	23.4	25.6	25.7	22.1	96.9	23.3	25.9	28.9	28.1	106.4
Asia	48.3	43.0	42.9	42.8	177.1	42.7	43.1	44.4	46.7	177.1
Other	11.4	9.9	9.9	7.7	39.0	9.2	10.1	10.6	14.1	44.1
Capital Expenditures (billions of yen)	368.0	443.1	558.7	764.9	2,134.8	392.4	530.4	594.2	873.4	2,390.6		2,300.0	(Note 7)
Geographic Information
Japan	163.2	198.7	255.4	409.1	1,026.6	193.8	254.4	249.1	401.7	1,099.2
North America	115.9	173.4	184.6	204.6	678.7	125.4	165.2	165.4	215.8	671.9
Europe	17.4	10.7	15.0	31.3	74.4	18.8	17.5	30.0	43.9	110.2
Asia	52.6	30.6	65.8	58.2	207.4	28.5	62.1	114.2	159.2	364.2
Other	18.6	29.5	37.8	61.5	147.5	25.8	31.0	35.3	52.6	144.8
Total Liquid Assets (billions of yen)	15,585.7	15,404.1	16,366.2	16,702.4	16,702.4	17,016.3	17,709.5	18,005.8	17,418.0	17,418.0	(Note 8)
Total Assets (billions of yen)	94,037.3	89,169.2	94,674.4	93,601.3	93,601.3	93,468.1	97,574.8	102,344.5	105,522.3	105,522.3
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	35,737.7	34,368.5	35,910.2	35,924.8	35,924.8	36,040.2	37,492.1	38,974.6	39,918.8	39,918.8
Return on Equity (%)					13.6					10.1
Return on Asset (%)					5.2					3.9
Number of Consolidated Subsidiaries (including Structured Entities)					585					602
Number of Associates and Joint Ventures Accounted for Using the Equity Method					165					159

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2026 (billions of yen, approximately)	4Q (2026/1-3)	12 months (‘25/4-‘26/3)
Effects of Marketing Activities	-35.0	710.0
Effects of Changes in Exchange Rates	80.0	-195.0
Cost Reduction Efforts	-80.0	-120.0
From Engineering	-80.0	-180.0
From Manufacturing and Logistics	0.0	60.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-565.0	-2,030.0
Other	53.4	605.7
(Changes in Operating Income)	-546.6	-1,029.3
Non-operating Income	526.6	-232.2
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	-21.6	-38.4
Income tax expense, Net Income Attributable to Non-controlling Interests	172.4	344.6
(Changes in Net Income Attributable to Toyota Motor Corporation)	152.5	-916.9

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws and regulations, as well as other government actions, in the markets in which Toyota operates that affect Toyota’s operations, particularly laws, regulations and government actions relating to vehicle safety including remedial measures such as recalls, environmental protection, vehicle emissions and vehicle fuel economy, and tariffs and other trade policies, as well as current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	FY2026 actual results include Hino-brand vehicles (vehicle sales: 104 thousands of vehicles; total retail unit sales: 109 thousands of vehicles).
FY2027 forecast does not include Hino-brand vehicles (However, Vehicle sales include a portion of Hino-brand vehicles manufactured by Toyota’s consolidated subsidiaries).
(Note 2)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 5)

States the maximum value of shares resolved to be repurchased if before the completion of the repurchase period, or the actual purchase price of shares repurchased pursuant to that resolution if after the completion of the repurchase period.

With regard to the ¥3,656.8 billion recorded in the fourth quarter of the fiscal year ended March 31, 2026, this represents the value of shares that were planned to be repurchased through a tender offer as part of the process of taking Toyota Industries Corporation private.*

*	Offer period: From March 31, 2026 to April 27, 2026 (20 business days)
Offer price: ¥3,067 per share
Number of shares to be purchased: 1,192,330,962 shares
Commencement date of settlement: May 25, 2026
(Note 6)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 7)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 8)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services
(Note 9)	As part of the process of taking Toyota Industries Corporation private, 3,208.5 billion yen was approved by the Board of Directors in June 2025, and revised to 4,341.2 billion yen in January 2026

Supplemental 3